Exhibit 99.1

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200,

Spokane, WA  99201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders of Class A common shares and Class B common shares (collectively, the, “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Company’s offices in the United States, located at 926 W. Sprague, Suite 200, Spokane, Washington, USA, on September 5, 2014 at 9:30 a.m. (Pacific daylight time) for the following purpose:

1)       to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the “Continuance Resolution”), as more particularly set forth in the accompanying management information circular dated August 7, 2014 (the “Circular”), authorizing the Company’s board of directors to amend the Company’s articles to continue the Company from the Yukon Territory into the Province of Alberta (the “Continuance”); and

2)       to conduct any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068.  Proxies must be received not later than the close of business one business day immediately preceding the Meeting or any adjournment or postponement thereof.  A form of proxy and the Circular accompany this Notice of Special Meeting of Shareholders.  The specific details of the Continuance and the Continuance Resolution proposed to be put before the Meeting is set forth in the accompanying Circular.

This Notice of Special Meeting of Shareholder is being mailed or made available to Shareholders entitled to vote at the Special Meeting, on or about August 14, 2014.

The Board of Directors has fixed the close of business on August 6, 2014 as the record date for the determination of Shareholders entitled to notice of the Meeting and any adjournment or postponement thereof.

A shareholder of the Company may in connection with the Continuance Resolution, exercise the right to demand that the Corporation repurchase its Common Shares pursuant to, and in accordance with, Section 191 of the Business Corporations Act (Yukon), and any dissenting shareholder is entitled to be paid the fair value of their shares in accordance with Section 193 of the Business Corporations Act (Yukon), all as further described in the Circular accompanying this Notice of Special Meeting of Shareholders under the heading “Right of Dissent and Repurchase of Common Shares”.

DATED this 7th day of August, 2014

BY ORDER OF THE DIRECTORS

Rockne J. Timm

Chief Executive Officer

GOLD RESERVE INC.

 MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Friday, the 5th day of September, 2014 at 9:30 a.m. (Pacific daylight time), at the Company’s offices in the United States, located at 926 W. Sprague, Suite 200, Spokane, Washington and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders.  The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company.  Employees will not receive any extra compensation for such activities.  The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies.  The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting.  The cost of all solicitations of proxies will be borne by the Company.  Except where otherwise stated, the information contained herein is given as of the 7th day of August, 2014.

This Circular and the Notice of Special Meeting of Shareholders to which this circular relates are also available for review at www.sedar.com under the Company’s profile and on the Company’s website at www.goldreserveinc.com .

CURRENCY

All references to US$ refer to the currency of the United States of America.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company.  A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company.  To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068 not later than the close of business one business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting.  In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201 not later than the close of business one business day preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares (as defined below) represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of such choice being specified, such shares will be voted “for” the matters specifically identified in the Notice of Special Meeting of Shareholders accompanying this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting.  If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the shares that they represent on those matters as recommended by management.  If management does not make a recommendation, then they will vote in accordance with their best judgment.  At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Special Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A common shares (each, a “Class A Share”) and Class B common shares (each, a “Class B Share”).  Unless otherwise noted, references to Common Shares in this Circular include both Class A Shares and Class B Shares. Holders of Common Shares (collectively, the “Shareholders”) are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof.  As of August 6, 2014 there were 76,059,186 issued and outstanding Class A Shares and 961 issued and outstanding Class B Shares for a total of 76,060,147 Common Shares outstanding

The Company has set the close of business on August 6, 2014 as the record date for the Meeting.  The Company will prepare a list of Shareholders of record at such time.  Shareholders will be entitled to vote the Common Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of August 6, 2014, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Common Shares were as follows:

Shareholder Name and Address	Number of Common Shares Held	Percentage of Common Shares Issued (1)

Steelhead Navigator Master, L.P. C/O Maples Corporate Services Limited P.O. Box 309 Ugland House, Grand Cayman, KY1-1104 Cayman Islands	19,667,244 (2)	25.86%

GCOF Europe S.a.r.l. Greywolf Capital Overseas Master Fund 21-25, Allee Scheffer, 4th Floor, Room 9 L-2520 Luxembourg	9,464,595	12.32%
Greywolf Capital Overseas Fund II 89 Nexus Way Camana Bay, Grand Cayman KY1-9007	4,694,240	6.17%
Total Greywolf Capital	14,158,835 (3)	18.43%

(1)	Based on the number of shares outstanding on August 6, 2014.
(2)

The number of Common Shares held is based on information provided by Steelhead Partners, LLC for the Form F-3 filed with the SEC on July 18, 2014. In addition, Steelhead Partners, LLC also holds $16,236,000 of outstanding 11% convertible notes due 2015 which may be converted into 4,638,857 Class A Shares.

(3)

The number of Common Shares held is based on information provided by Greywolf Capital Management LP as of July 28, 2014. The amount includes 750,000 Common shares issuable upon exercise of warrants held by GCOF Europe S.a.r.l. In addition and not reflected in the above chart, GCOF Europe S.a.r.l. holds approximately $6,430,091 of outstanding 11% convertible notes due 2015 which may be converted into 1,837,169 Class A Shares, and Greywolf Capital Overseas Fund II holds $3,519,909 of outstanding 11% convertible notes due 2015 which may be converted into 1,005,688 Class A Shares.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy.  Except as may otherwise be stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on August 6, 2014 or the persons they designate as their proxies are permitted to vote at the Meeting.  In many cases, however, the Common Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Special Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them.  Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders.  Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)                be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy.  In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)               be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.  Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own.  Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name, or such other person’s name, in the blank space provided.  Non-registered holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under applicable Canadian securities laws, non-registered shareholders or “beneficial” shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs.  Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING

1.    Continuance under the Business Corporations Act (Alberta)

General

The Company is currently governed by the Business Corporations Act (Yukon) (the “YBCA”). Shareholders will be asked to consider and, if deemed advisable, to approve a resolution (the “Continuance Resolution”) authorizing the Company to continue under the Business Corporations Act (Alberta) (the “ABCA”) as if it had been incorporated under such statute (the “Continuance”). To be effective, the Continuance Resolution must be approved by not less than 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Meeting. The Continuance, if approved, will effect a change in the legal domicile of the Company as of the date the Registrar of Corporations (the “Alberta  Registrar”) for the Province of Alberta under the ABCA issues a certificate of continuance under the ABCA (the “Effective Date”). The Continuance will affect certain of the rights of the Shareholders as they currently exist under the YBCA. Accordingly, the Shareholders should consult their legal advisors regarding the Continuance which may be of particular importance to them.

Reasons for the Continuance

The Company believes that there are attractive business opportunities in the resource sector in Alberta and that such jurisdiction provides a favourable business climate for resources companies.  As a result, the Company is currently in the process of opening an office in Calgary, Alberta in order to be better positioned to further explore and respond to such opportunities.  In addition, the Company's chairman and a director of the Company resides in Calgary, Alberta and carries out various activities on behalf of the Company, and the Company's primary legal counsel is located in Calgary.  Accordingly, the board of directors of the Company (the "Board") believes that it would be beneficial for the Company to be subject to the ABCA as it provides greater flexibility for the Company to participate in potential transactions in the resource sector in Alberta in terms of access to such transactions as well as providing the Company with a greater ability to respond to such opportunities in a timely and efficient manner as counterparties and their management to any such transactions are often located in Alberta and the related  agreements are subject to the ABCA.  As such, it is proposed that the Company continue under the provisions of the ABCA.

Procedure to Effect the Continuance

In order to effect the Continuance, the following steps must be taken:

(a)                the Shareholders must approve the Continuance Resolution at the Meeting, authorizing the Company to, among other things, file the application for continuance with the Alberta Registrar;

(b)               the Registrar of Corporations under the YBCA (the “Yukon Registrar”) must consent to the proposed Continuance under the ABCA, upon being satisfied that the Continuance is effected in compliance with section 191 of the YBCA;

(c)                the Company must apply to the Alberta Registrar for a certificate of continuance under the ABCA; and

(d)               the Company must file a notice of discontinuance with the Yukon Registrar, who will then issue a certificate of discontinuance.

Pursuant to the YBCA, the Company is deemed to cease to be a corporation within the meaning of the YBCA on and after the date on which it is deemed to be continued under the laws of the ABCA pursuant to the issuance of the certificate of continuance from the Alberta Registrar.

Effect of the Continuance

Assuming that the Continuance Resolution is approved at the Meeting, it is expected that an application will be filed with the Alberta Registrar for the continuance of the Company under the ABCA and the procedures outlined above will begin as soon as practicable thereafter, as determined by the Board in its sole discretion, in order to give effect to the Continuance.

The Continuance, if approved, will effect a change in the legal domicile of the Company on the Effective Date to the Province of Alberta, but the Company will not change its business or operations after the Effective Date.

On the Effective Date, the Shareholders will continue to hold the same number of Common Shares or other securities of the Company as they currently hold, with the same rights and obligations, as the case may be, attaching thereto.

Immediately following the Continuance, the directors and officers of the Company will be identical to the current directors and officers of the Company. As of the Effective Date, the election, duties, resignation and removal of the Company’s directors and officers will be governed by the ABCA.

By operation of law, as of the Effective Date:

(a)                the property of the Company prior to the Continuance continues to be the property of the Company;

(b)               the Company continues to be liable for its obligations prior to the Continuance;

(c)                an existing cause of action, claim or liability to prosecution is unaffected;

(d)               a civil, criminal or administrative action or proceeding pending by or against the Company prior to the Continuance may be continued to be prosecuted by or against the Company; and

(e)                a conviction against, or ruling, order or judgment in favour of or against, the Company prior to the Continuance may be enforced by or against the Company.

Certain Corporate Differences Between the YBCA and the ABCA

In general terms, the ABCA provides to shareholders substantively the same rights as are available to shareholders under the YBCA, including the rights of dissent and appraisal and the rights to bring derivative actions and oppression actions.

The following is a summary comparison of certain provisions of the ABCA and the YBCA that pertain to the rights of shareholders. In approving the Continuance, the Shareholders will be approving the adoption of the continuance application and all matters collateral thereto, including the articles of continuance and the certificate of continuance and will be agreeing to hold securities in a corporation governed by the ABCA.

This summary is not exhaustive and Shareholders are advised to review the full text of the ABCA and consult their legal advisors regarding the implications of the Continuance.

Directors

The YBCA provides that a distributing corporation must have a minimum of three directors but there is no residency requirement for directors. The ABCA requires that at least one-quarter (25%) of the directors of a corporation be resident Canadians.

       Financial Assistance

Under the YBCA financial assistance to shareholders and directors is prohibited, subject to certain exceptions, unless the corporation can meet certain solvency tests.  Under the ABCA, the provision of financial assistance is permitted subject to certain requirements to disclose the financial assistance to shareholders in certain circumstances.

Shareholders’ Proposals

A shareholder of a corporation incorporated under the ABCA who is entitled to vote may submit notice of a shareholder proposal. To be eligible to make a proposal, a person must:

(a)                be a registered holder or beneficial owner of a prescribed number of shares for a prescribed period. Under the regulations currently in effect, the prescribed number of shares is the number of voting shares (i) that is equal to at least 1% of all issued voting shares of the corporation as of the day on which the registered holder or beneficial owner of the shares submits a proposal, or (ii) whose fair market value as determined as of the close of business on the day before the registered holder or beneficial owner of the shares submits the proposal is at least $2,000. Under the regulations currently in effect, the prescribed period is the 6-month period immediately before the day on which the registered holder or beneficial owner of the shares submits the proposal;

(b)               have the prescribed level of support of other registered holders or beneficial owners of shares. Under the regulations currently in effect, the prescribed level of support for the proposal by other registered holders or beneficial owners of shares is at least 5% of the issued voting shares of the corporation;

(c)                provide to the corporation his or her name and address and the names and addresses of those registered holders or beneficial owners of shares who support the proposal; and

(d)               continue to hold or own the prescribed number of shares up to and including the day of the meeting at which the proposal is to be made.

In comparison, a person submitting a proposal under the YBCA has less stringent requirements. The person submitting the proposal must only have been a shareholder entitled to vote at an annual meeting of shareholders. Other than the differences in who may make a shareholder proposal, the provisions of the ABCA and YBCA dealing with shareholder proposals are substantially the same.

Dissent Rights

The ABCA and the YBCA both provide that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholders at the fair value of such shares. The dissent right and the procedure for exercising the remedy are substantially the same in the ABCA and the YBCA. This dissent right is available under both the ABCA and the YBCA when a corporation proposes to: (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; (b) amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on; (c) amalgamate with another corporation pursuant to certain statutory provisions; (d) be continued under the laws of another jurisdiction; or (e) sell, lease or exchange all or substantially all of its property.  Under the ABCA dissent rights are also available when a corporation proposes to amend its articles to add or remove an express statement establishing the unlimited liability of shareholders.

Oppression Remedies

The ABCA and YBCA contain the same oppression remedy. A shareholder, former shareholder, director, former director, officer, former officer and certain creditors of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Pursuant to section 241 of the YBCA, a complainant (which term includes shareholders, former shareholders, directors, former directors, officers or former officers of the Company or of any of the Company’s affiliates and any person who, in the discretion of the court is a proper person to make an application to the court to bring a derivative action) may, with leave of the court, bring an action in the name and on behalf of a corporation or any of its subsidiaries or intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Leave of the court may not be granted unless the court is satisfied that the complainant has given reasonable notice to the directors of the corporation of the intention to apply to the court for leave if the directors do not bring, diligently prosecute, defend or discontinue the action, the complainant is acting in good faith and it appears to be in the best interest of the corporation that the action be brought, prosecuted, defended or discontinued.

The ABCA contains identical provisions to the YBCA for derivative actions except that, under the ABCA, a complainant need not give notice of their intention to apply to the court for leave to commence a derivative action where all of the directors of the corporation have been named as defendants.   The ABCA also includes creditors, in certain circumstances, in the definition of complainant.

Amendment to Articles

Under the ABCA, substantive changes to the articles of a corporation require a resolution passed by not less than two-thirds (2/3) of the votes cast by the shareholders voting on the resolution authorizing the change.  Where certain specified rights of the holders of a class of shares are affected differently by the change than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds (2/3) of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote is required to approve the change.  A resolution to amalgamate an ABCA corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.  The YBCA contains substantially the same provisions.

Requisition of Meetings

The ABCA provides that the registered holders or beneficial owners of not less than five percent (5%) of the issued shares that carry the right to vote at a meeting may requisition the directors to call a meeting of shareholders of a corporation for the purposes stated in the requisition.  If the directors do not call a meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting.  The YBCA contains substantially the same provisions, except that beneficial owners are not given the same right.

Place of Meetings

The ABCA requires that meetings of shareholders must be held at the place within Alberta provided in the bylaws or, in the absence of such provision, at the place within Alberta that the directors determine.  However, a meeting of shareholders of a corporation may be held outside Alberta if all the shareholders entitled to vote at that meeting so agree, or if the articles so provide.  The YBCA contains substantially the same provisions.

Right of Dissent and Repurchase of Common Shares

The following description of the right of dissent (the “Dissent Right”) to which registered Shareholders that validly exercise the Dissent Right under the YBCA in respect of the Continuance (the “Dissenting Shareholders”) are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Common Shares and is qualified in its entirety by the reference to the full text of section 193 of the YBCA, which is attached to this Circular as Schedule “A”. A Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the YBCA. Failure to strictly comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Shareholder is entitled, in addition to any other right such holder may have, to dissent and to be paid by the Company the fair value of the Common Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. A Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Only registered holders of the Common Shares may dissent.  Persons who are beneficial owners of the Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such the Common Shares. A registered holder, such as a broker, who holds the Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of the Common Shares covered by it.

A Dissenting Shareholder must send to the Company a written objection to the Continuance Resolution, at or before the meeting upon which the resolution is to be voted upon. An application may be made to the Supreme Court of the Yukon Territory (the “Supreme Court”) by the Company or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Common Shares. If such an application to the Supreme Court is made by the Company or a Dissenting Shareholder, the Company must, unless the Supreme Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the Board to be the fair value of the Common Shares. The offer, unless the Supreme Court otherwise orders, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant, or within 10 days after the Company is served with notice of the application, if a shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined. A Dissenting Shareholder may make an agreement with the Company for the purchase of such holder’s Common Shares in the amount of the offer made by the Company (or otherwise) at any time before the Supreme Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Supreme Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay that amount payable to the Dissenting Shareholders. The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder, until the date of payment.

Upon the Continuance becoming effective, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or upon the pronouncement of a court order, whichever first occurs, the Shareholder will cease to have any rights as the Shareholder other than the right to be paid the fair value of such holder’s Common Shares, in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw its dissent, or the Company may rescind the Continuance Resolution, and in either event the dissent and appraisal proceedings in respect of that the Shareholder will be discontinued.

The Company shall not make a payment to a Dissenting Shareholder under section 193 of the YBCA: (a) if there are reasonable grounds for believing (i) that the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of the assets of the Company would thereby be less than the aggregate of its liabilities; or (b) if on the Effective Date the Dissenting Shareholder is not the owner of the subject Common Shares. In such event, the Company shall notify each Dissenting Shareholder that is unable lawfully to pay Dissenting Shareholders for their Common Shares, in which case the Dissenting Shareholder may, by written notice to the Company within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the Company shall be deemed to consent to the withdrawal and Shareholder shall be reinstated with full rights as a Shareholder, failing which such Dissenting Shareholder retains a status as a claimant against the Company to be paid as soon as the Company is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but prior to its shareholders.

Approvals Required

In order to effect the Continuance, Shareholders will be asked to pass the Continuance Resolution, a special resolution, authorizing the Board, in its sole discretion, to continue the Company into the Province of Alberta under the ABCA. The text of the Continuance Resolution will be presented as follows, with or without modification:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.         the discontinuance of Gold Reserve Inc. (the “Company”) under the YBCA and the continuance of the Company under the ABCA be and is hereby authorized and approved;

2.         the Company be and is hereby authorized to make application to the Registrar of Corporations under the YBCA pursuant to section 191 of the YBCA, for the authorization to continue the Company out of the jurisdiction of the Yukon Territory and into the jurisdiction of Alberta;

3.         the Company is hereby authorized to make application to the Registrar of Corporations under the ABCA (the Registrar) for a Certificate of Continuance continuing the Company under the ABCA as if it had been incorporated thereunder and to file with the Registrar Articles of Continuance and such other documents as may be required in the form or forms prescribed by the ABCA;

4.         effective upon the issuance of a Certificate of Continuance by the Registrar, the Articles of Continuance substantially in the form attached as Schedule “B” to the Management Information Circular of the Company dated August 7, 2014, be and is hereby adopted and approved as the Articles of Continuance of the Company;

5.         the Board of Directors of the Company be and is hereby authorized in its sole and absolute discretion to abandon the application for the continuance of the Company into Alberta at any time without further approval of the shareholders; and

6.         any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, deliver and file any and all declaration, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.

In order to be effective, the Continuance Resolution must be approved by the affirmative vote of not less than 66 2/3% of the votes cast thereon by the Shareholders voting in person or by proxy at the Meeting. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies “FOR” the approval of the Continuance Resolution.  The passage of the Continuance Resolution by the requisite number of votes also authorizes the Board, notwithstanding such Shareholder approval, to abandon the application for continuance of the Company under the ABCA if the Board determines to do so in its sole and absolute discretion.

If the Continuance Resolution is approved by the Shareholders and the Board proceeds to effect the Continuance, the Continuance will remain subject to the approval of the Alberta Registrar and the Yukon Registrar until such time as a certificate of continuance has been issued by the Alberta Registrar and a certificate of discontinuance has been issued by the Yukon Registrar. The Company has obtained the approval of the TSX Venture Exchange to the Continuance subject to the receipt by such exchange of certain confirmatory documentation including evidence of receipt of shareholder approval to the Continuance.

In addition, in the event the Continuance is effected the Board will adopt a new by-law that complies with the requirements of the ABCA, which by-law will be subject to ratification and approval by the shareholders of the Company at the next meeting of shareholders.

2.     Other Business

While there is no other business other than that mentioned in the Notice of Special Meeting of Shareholders to be presented for action by the Shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment thereof, in accordance with the discretion of the persons authorized to act thereunder.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as defined below) or any of the associates or affiliates of such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries; except as described below.

On June 18, 2014, the Company extended and modified (the “2014 Note Restructuring”) substantially all of the US$25.3 million principal amount of previously modified outstanding convertible notes (the “Subject Notes”) and completed a financing of new notes by issuing an additional US$12 million principal amount of convertible notes (the “Private Placement”).  The notes issued pursuant to the 2014 Note Restructuring and the Private Placement are collectively referred to herein as, the “Notes”.

The Notes are convertible, at the option of the holder, into 285.71 Class A Shares per US$1,000 of principal (equivalent to a conversion price of US$3.50 per Class A Share) at any time upon prior written notice to the Company, whereupon, the Company, at its option, may deliver all or part of the conversion consideration in cash in lieu of delivering Class A Shares. The Company has the right to redeem the Notes if the price of the Class A Shares exceeds US$7.00 per share for at least 20 of 30 consecutive trading days.

Interest on the Notes is to be accrued and capitalized quarterly at a rate of 11% annually and reflected in promissory notes (the “Interest Notes”) payable in cash at maturity on December 31, 2015. The Interest Notes will not be convertible into Class A Shares.

Each of Steelhead Partners LLC (“Steelhead”) and Greywolf Capital Management LP (“Greywolf”), are
informed persons” by virtue of holding through funds or entities managed, advised, or over which control or direction is exercised, more than 10% of the outstanding Class A Shares.

Pursuant to the 2014 Note Restructuring, Steelhead, through Steelhead Navigator Master, L.P. restructured US$16,236,000 principal amount of Subject Notes in exchange for Notes in the same principal amount and Greywolf, through GCP Europe Sarl and GCOF Europe Sarl, restructured US$2,950,000 aggregate principal amount of Subject Notes in exchange for Notes in the same aggregate principal amount, and each such entities received a cash payment equal to 2.5 % of the aggregate principal of the Subject Notes held by each such entity subject to the 2014 Note Restructuring in addition to the payment of accrued and unpaid interest on the full principal amount of the Subject Notes through the day immediately prior to June 18, 2014.  Pursuant to the Private Placement, Greywolf also purchased, through GCP Europe Sarl, GCOP Europe Sarl and Greywolf Capital Overseas Fund II an additional US$7,000,000 aggregate principal amount of Notes for a price equal to 97.5% of the principal amount thereof.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Special Meeting of Shareholders accompanying this Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com under the Company’s profile, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2013, as contained in the Corporation’s annual report and Form 40-F for the year ended December 31, 2013 filed with the SEC on April 29, 2014. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.

Attention: Robert A. McGuinness

926 W. Sprague Avenue, Suite 200

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington, this 7th day of August, 2014

Rockne J. Timm Chief Executive Officer	Robert A. McGuinness Vice President Finance and Chief Financial Officer

SCHEDULE “A”

YBCA DISSENT RIGHTS

Business Corporations Act (Yukon)

Shareholder’s right to dissent

193(1)    Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)        amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)        amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)        amalgamate with another corporation, otherwise than under section 186 or 189;

(d)        be continued under the laws of another jurisdiction under section 191; or

(e)        sell, lease or exchange all or substantially all its property under section 192.

(2)   A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)   In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)   A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)   A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)        at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)        if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s  right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6)   An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)        by the corporation; or

(b)        by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder, to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)   If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise  orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)        at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)        within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)   Every offer made under subsection (7) shall

(a)        be made on the same terms; and

(b)        contain or be accompanied by a statement showing how the fair value was determined.

(10)        A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a)        is not required to give security for costs in respect of an application under subsection (6); and

(b)        except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a)        joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b)        the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)        the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)        the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e)        the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)        the service of documents; and

(g)        the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a)        setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)        giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)        setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a)        the action approved by the resolution from which the shareholder dissents becoming effective;

(b)        the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c)        the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)        the shareholder may withdraw the dissent; or

(b)        the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)        the pronouncement of an order under subsection (13); or

(b)        the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)        the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)        the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE “B”

                                                                                       BUSINESS CORPORATIONS ACT                                                                 FORM 11

                                                                                                                                                           (SECTION 188, 273 AND 274)

Alberta MUNICIPAL AFFAIRS Registries	Articles of Continuance
1. Name of Corporation	2. Corporate Access Number
Gold Reserve Inc.
3. THE CLASSES OF SHARES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:
The attached schedule "A" is incorporated into and forms part of the Articles of the Corporation.
4. RESTRICTIONS ON SHARE TRANSFERS (IF ANY)
The attached schedule "B" is incorporated into and forms part of the Articles of the Corporation
5. NUMBER, OR MINIMUM AND MAXIMUM NUMBER OF DIRECTORS THAT THE CORPORATION MAY HAVE:
Minimum 3 - Maximum 15
6. RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON:
None.
7. IF A CHANGE OF NAME IS EFFECTED, PREVIOUS NAME:
N/A
8. DETAILS OF INCORPORATION:
Incorporated on October 5, 1998 in the Yukon Territories. Corporate Access Number: YT_0000526776
9. OTHER RULES OR PROVISIONS IF ANY:
The attached schedule "C" is incorporated into and forms part of the Articles of the Corporation.

9. DATE	SIGNATURE	TITLE
__________________________________

FOR DEPARTMENTAL USE ONLY		FILED

SCHEDULE "А"

TO ARTICLES OF CONTINUANCE OF

GOLD RESERVE INC.
(the "Corporation")

The classes and any maximum number of shares that the Corporation is authorized to issue are as follows:

The Corporation is authorized to issue an unlimited number of shares, and the authorized capital of the Corporation is to be divided into Class А Common Shares, Class В Common Shares and Class C Preferred Shares, which shall have attached thereto the following preferences, rights, conditions, restrictions, limitations or prohibitions:

1.     Class А Common Shares ("Class А shares"):

(a)        Voting

The holders of Class А shares shall be entitled to vote at any meeting of the shareholders of the Corporation, except at meetings at which only holders of another specific class or series of shares of the Corporation are entitled to vote separately as а class or series. The holders of Class А shares shall have one vote in respect of each Class А share held by them and shall be entitled to vote as a class with the Class В shares of the Corporation.

(b)        Dividends

Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class А shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Class А shares that is payable in common shares shall be paid only in Class А shares to the holders of Class А shares.

As long as any of the Class В Common Stock, no par value per share ("GR-Montana Class В Stock"), of Gold Reserve Corporation, a Montana corporation ("GR-Montana"), remains outstanding:

(i)                    dividends may not be declared with respect to Class А shares unless dividends are declared simultaneously on the Class В shares and by GR- Montana with respect to GR-Montana Class В Stock;

(ii)                   other than dividends payable in shares, the sum of the dividend payable per Class В share and the dividend payable per share of GR-Montana Class В Stock shall equal the dividend payable per Class А share; and

(iii)                  if a dividend is made in Class А shares, a simultaneous dividend for a proportionate number of shares must be made for each of the Class В shares and the shares of GR-Montana Class В Stock based on an original ratio of one-to-one-to-one, as may be adjusted to give effect to any stock splits, stock combinations or other changes in capitalization. For example, if a dividend of one Class А share is made, a simultaneous dividend for one Class В share and one share of GR-Montana Class В Stock must be made.

These restrictions on dividends shall not apply if the Corporation and/or GR-Montana owns all outstanding shares of GR-Montana Class В Stock originally included in an Equity Unit or if all Equity Units (as defined in Schedule 'В") have been converted into Class А shares.

(с)               Participation in Assets on Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Shares, or any series thereof, the holders of Class А shares shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders, liquidation proceeds in an amount per Class А share equal to the sum of the following:

(1)      the lesser of:

(i)     b/c

or     (ii)    a/d

and       (2)      the greater of:

(i)     0

or     (ii)    а - (b/c)(d)
                  d + е/99

where:

a =      the amount of the Corporation's liquidation proceeds remaining after distribution of the preferential amounts, if any, to holders of Preferred Shares

b =      the aggregate GR-Montana Class В Stock liquidation proceeds at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

с = the total number of shares of GR-Montana Class В Stock outstanding at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

d =      the total number of Class А shares outstanding at the time of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation

е = the total number of Class В shares outstanding at the time of liquidation, dissolution or winding up of the Corporation

А liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation, merger or amalgamation of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or part of the assets of the Corporation.

(d)      Taxes

In the event that the Corporation is assessed for tax under Part VI.1 of the Income Tax Act (Canada) (the "Act") on the basis that the Class А shares are taxable preferred shares within the meaning of the Act, the Corporation shall file an election in prescribed form pursuant to, and within the time limits imposed by, subsection 191.2(1) of the Act or any similar successor provision to ensure that the holders of the Class A shares are not subject to tax under Part IV.1 of the Act on dividends received on taxable preferred shares.

2.            Class В Common Shares ("Class В shares"):

(a)      Voting

The holders of Class В shares shall be entitled to vote at any meeting of the shareholders of the Corporation, except at meetings at which only holders of another specific class or series of shares of the Corporation are entitled to vote separately as a class or series. The holders of Class В shares shall have one vote in respect of each Class В share held by them and shall be entitled to vote as a class with the Class A shares of the Corporation.

(b)      Dividends

Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class В shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Class В shares that is payable in common shares shall be paid only in Class В shares to the holders of Class В shares.

As long as any GR-Montana Class В Stock remains outstanding:

(i)     dividends may not be declared with respect to Class В shares unless dividends are declared simultaneously on the Class A shares and by GR- Montana with respect to GR-Montana Class В Stock;

(ii)          other than dividends payable in shares, the sum of the dividend payable per Class В share and the dividend payable per share of GR-Montana Class В Stock shall equal the dividend payable per Class A share;

(iii)     if a dividend is made in Class В shares, a simultaneous dividend for a proportionate number of shares must be made for each of the Class A shares and the shares of GR-Montana Class В Stock based on an original ratio of one-to-one-to-one, as may be adjusted to give effect to any stock splits, stock combinations or other changes in capitalization. For example, if a dividend of one Class В share is made, a simultaneous dividend for one Class A share and one share of GR-Montana Class В Stock must be made; and

(iv)        dividends payable per Class В share (other than dividends in Class В shares) shall equal 1°/о of the dividends payable per Class A share.

These restrictions on dividends shall not apply if the Corporation and/or GR-Montana owns all outstanding shares of GR-Montana Class В Stock originally included in an Equity Unit, or if all Equity Units have been converted into Class A shares.

(с)      Participation in Assets on Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Shares, or any series thereof, the holders of the Class В shares shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders, liquidation proceeds in an amount per Class В share determined in accordance with the following formula, but only to the extent that the formula produces a positive number:

a - (b/с)(d)
 99(d) + е

where:

a =       the amount of the Corporation's liquidation proceeds remaining after distribution of the preferential amounts, if any, to holders of Preferred Shares

b =       the aggregate GR-Montana Class В Stock liquidation proceeds at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

c =       the total number of shares of GR-Montana Class В Stock outstanding at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

d =       the total number of Class А shares outstanding at the time of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation

e =       the total number of Class В shares outstanding at the time of liquidation, dissolution or winding up of the Corporation

А liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation, merger or amalgamation of the Corporation with or into any other corporation or corporations or other entity ог a sale, lease, exchange or conveyance of all or part of the assets of the Corporation.

(d)      Cancellation of Class В Shares

In the event that all of the Class В shares originally issued as part of Equity Units cease to be outstanding, the Class В shares shall, without any further action of the Corporation, automatically be canceled.

З.         Class C Preferred Shares ("Preferred Shares"):

The board of directors of the Corporation is hereby authorized, subject to the limitations prescribed by law and the provisions hereof, at its option, from time to time to divide all or any part of the Preferred Shares into series thereof; to establish from time to time the number of shares to be included in any such series; to determine the designations, rights, privileges, restrictions, and conditions attaching to the shares of each such series; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the determination of the following:

(a)      the number of shares constituting each such series and the distinctive designation of such series;

(b)      the rate of dividend, if any, and whether dividends shall be cumulative or non- cumulative;

(с)      the voting power of holders of such series, if any, including, without limitation, the vote or fraction of vote to which such holder may be entitled, the events upon the occurrence of which such holder may be entitled to vote, and any restrictions or limitations upon the right of such holder to vote, except on such matters as may be required by law;

(d)        whether such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates after which the shares constituting such series shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(e)        the extent, if any, to which such series shall have the benefit of any sinking fund provisions for redemption or repurchase of shares;

(f)         the rights, if any, of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation, including, with respect to the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the relative rights or priority, if any, of payment of shares of such series;

(g)        whether the shares of such series shall be convertible and, if so, the terms and conditions on which shares of such series shall be so convertible; and

(h)        such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law.

SCHEDULE "В"

TO ARTICLES OF CONTINUANCE OF

GOLD RESERVE INC.
(the "Corporation")

RESTRICTIONS ON SHARE TRANSFERS

1.                    Each Class В share shall be paired with one share of GR-Montana Class В Stock as an equity unit (an "Equity Unit"), and shall be transferred together as an Equity Unit with such share of GR-Montana Class В Stock, and the Class В share may not be transferred except as set forth herein. The Equity Units shall be evidenced by a Unit Share certificate. The Corporation or its transfer agent, if any, shall refuse to register the transfer of any Class В shares (or fractions of shares) comprised in any Equity Unit, unless there is produced to the Corporation or its transfer agent, if any, such evidence as it may in its discretion require to ensure that on the same occasion there is being transferred to the same person the shares of GR-Montana Class В Stock comprising part of the Equity Unit. For purposes of these Articles, a "transfer" includes a transfer, sale, encumbrance or other disposition of a component of an Equity Unit. If all of the GR-Montana Class В Stock ceases to be outstanding for any reason or all outstanding shares of GR-Montana Class В Stock originally included in Equity Units are owned by GR-Montana and/or the Corporation, the restriction on transfer under this paragraph 1 shall no longer apply, and the restriction on conversion under paragraph 2 below shall no longer apply.

2.                    Each holder of record of Class В shares may, at any time, at such holder's option, convert any or all of the Class В shares held by such holder into Class А shares, and each Class В share so converted shall be exchanged for a 1% fractional Class А share; provided, however, that no Class В share may be so converted without the simultaneous surrender to GR-Montana, or, if necessary, the Corporation pursuant to paragraph 3 below, of the share of GR-Montana Class В Stock paired therewith to form an Equity Unit for conversion into a 99% fractional Class A share of the Corporation.

3.                    In order to convert Class В shares into Class А shares, the Unit Share certificate(s) shall be surrendered, duly endorsed, at the office of the Corporation or its exchange agent, if any, where the stock transfer books are maintained, accompanied by a notice stating the number of Class В shares to be converted into Class А shares. Thereupon, the Corporation or its exchange agent, if any, shall promptly issue and deliver to the holder a certificate or certificates for the number of Class А shares to which such holder is entitled, registered in the name of such holder or designee of such holder. If, for any reason, GR-Montana does not deliver Class A shares for shares of GR-Montana Class В Stock, the Corporation shall issue Class А shares for such shares of GR-Montana Class В Stock. The person entitled to receive the Class А shares issuable upon such conversion shall be treated for all purposes as the record holder of such Class А shares on the date of conversion.

4.                    The Corporation shall not be required to issue any fractional shares, other than upon conversion of the Class В shares in accordance with paragraph 3 above, but in lieu thereof, the Corporation may make such equitable provisions as the board of directors may determine. In the event of the conversion of less than all of the Class В shares evidenced by the Unit Share certificate(s) surrendered in accordance with paragraph 3 above, the Corporation shall execute and deliver, without charge to the holder thereof, or at such holder's written direction, to his designee, a new Unit Share certificate evidencing the Class В shares not converted. All costs of issuing certificates for Class А shares upon conversion of the Class В shares-in accordance with paragraph 3 above incurred by the Corporation shall be paid by the Corporation.

5.                    Each Equity Unit is callable by the Corporation in exchange for one Class А share upon the earlier of (i) the liquidation, dissolution or winding up of the Corporation or GR-Montana, and (ii) the expiration of three (3) years from the date of the original issuance of Equity Units if 95% or more of such Equity Units have been exchanged for Class А shares. Any such call may be effected in such manner as may be prescribed by the board of directors of the Corporation in its discretion, subject to the Alberta Business Corporations Act and these Articles.

6.                    Subject to any required action by the shareholders of the Corporation, the number of Class A shares, or Class В shares included in an Equity Unit, shall be proportionately adjusted for any increase or decrease in the number of issued shares of the Corporation resulting from a stock split, payment of а stock dividend or any other increase or decrease in the number of issued shares or other change in capitalization effected without receipt of consideration by the Corporation. Subject to Alberta Business Corporations Act and these Articles, such adjustment shall be made by the Corporation in its sole discretion, which adjustment shall be final, binding and conclusive; provided, however, that, for as long as the Corporation's share capital is divided into Class A shares and Class B shares, no such change in capitalization may be effected by the Corporation unless (a) immediately following any such change in capitalization, the ratio of the number of Class A shares then outstanding to the number of Class B shares then outstanding is equal to such ratio immediately preceding such change in capitalization and (Ь) the effect thereof will result in an Equity Unit comprising a whole number of Class В shares and a whole number of shares of GR-Montana Class В Stock. All Class В shares resulting from such change in capitalization will thereafter be included in Equity Units, resulting in an adjustment to the Equity Unit pairing ratio.

7.                    Subject to the provisions of the Alberta Business Corporations Act and these Articles, the Corporation may reduce its stated capital in any way; provided, however, that no such reduction may be made if, as a result, all of the Class В shares contained in Equity Units will be canceled, unless prior to such reduction becoming effective, the board of directors of the Corporation is satisfied that the shares of GR-Montana Class В Stock contained in such Equity Units will be canceled. Any determination by the board of directors of the Corporation that it is so satisfied shall be conclusive and binding.

SCHEDULE "C"

TO ARTICLES OF CONTINUANCE OF

GOLD RESERVE INC.
(the "Corporation")

             Other Rules or Provisions (if any):

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.